Exhibit 99.64

925 Broadbeck Dr., Suite 220 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQX ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES NET INCOME OF $7 MILLION AND A 94% PRODUCTION INCREASE FOR SECOND QUARTER OF 2022

NEWBURY PARK, CALIFORNIA, August 9, 2022 -

All amounts are in U.S. Dollars unless otherwise indicated:

SECOND QUARTER HIGHLIGHTS

●	Average production for the second quarter of 2022 was 1,928 BOEPD, an increase of 94% compared to the second quarter of 2021 average production of 994 BOEPD due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022
●	Adjusted funds flow(1) was $8.6 million in the second quarter of 2022 compared to $1.6 million in the second quarter of 2021, an increase of 473%. The increase was due to a 94% increase in production and an 84% increase in average prices
●	Revenue, net of royalties was $12.4 million in the second quarter of 2022 compared to $3.5 million for second quarter of 2021, an increase of 251%, as production increased by 94% and prices increased by 84%
●	Net income in the second quarter of 2022 was $7.0 million, compared to a net loss of $1.4 million in the second quarter of 2021. The increase was due to higher production and taxes partially offset by higher realized losses on commodity contracts
●	Average netback from operations(2) for the second quarter of 2022 was $63.06/boe, an increase of 108% from the prior year second quarter due to higher prices in 2022. Netback including commodity contracts(2) for the second quarter of 2022 was $53.66/boe which was 128% higher than the prior year second quarter
●	Interest expense decreased by 6% in the second quarter of 2022 compared to the same period in the prior year due to principal payments on the credit facility during the second half of 2021 and 2022 which reduced the outstanding loan balance
●	Production and operating expenses per barrel averaged $7.77 per BOE in the second quarter of 2022 compared to $8.81 per BOE in the second quarter of 2021, a decrease of 12%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices
●	In May 2022, the Company completed a share consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the press release have been retrospectively adjusted to reflect the share consolidation
●	In May 2022, the Company amended its credit facility with BOK Financial with an initial borrowing base of $20 million. The credit facility expires in June 2026 and the Company currently has $3.8 million of available borrowing capacity

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(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are extremely pleased with the performance of our first two wells in the 2022 drilling program. Both the Barnes 7-3H and the Barnes 8-4H have exceeded our expected type curve. We generated over $8.6 million of adjusted funds flow(1) in the second quarter and over $7.0 million of net income from the outstanding performance of these two wells along with higher prices. After less than five months, the Barnes 7-3H well has already achieved payoff. We are excited that the drilling rig is scheduled to begin rigging up next week to continue our 2012 five well drilling program. We are planning to drill the next three wells back-to-back with completion activities scheduled to start in September. In order to prevent drilling delays due to potential supply chain issues, the Company had already purchased approximately $3.0 million of tubulars which is enough to supply all three of these wells.

With the continued support of BOK Financial, our credit facility now has an extended maturity of June 2026 with an initial commitment amount of $20 million giving us an available borrowing capacity of $3.8 million which will, along with cash flow from operations, allow us to continue our drilling program.

Average production for the second quarter of 2022 was 1,928 BOEPD, an increase of 94% compared to the second quarter of 2021 average production of 994 BOEPD due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022.

Adjusted funds flow(1) was $8.6 million in the second quarter of 2022 compared to $1.6 million in the second quarter of 2021, an increase of 473%. The increase was due to a 94% increase in production and an 84% increase in average prices.

Net revenue increased by 251% to $12.4 million in the second quarter of 2022 compared to $3.5 million for second quarter of 2021 due to the production and price increases.

Net income in the second quarter of 2022 was $7.0 million, compared to a net loss of $1.4 million in the second quarter of 2021. The increase was due to higher production and taxes partially offset by higher realized losses on commodity contracts

Netback from operations(2) for the second quarter of 2022 was $63.06/boe, an increase of 108% from the prior year second quarter due to higher prices in 2022. Netback including commodity contracts(2) for the second quarter of 2022 was $53.66/boe which was 128% higher than the prior year second quarter amount of $24.14/boe.

Operating expenses per barrel averaged $7.77 per BOE in the second quarter of 2022 compared to $8.81 per BOE in the second quarter of 2021, a decrease of 12%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices.

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Interest expense decreased by 6% in the second quarter of 2022 compared to the same period in the prior year due to principal payments on the credit facility during the second half of 2021 and 2022 which reduced the outstanding loan balance.

The Company’s G&A expenses increased by 27% due to increases in payroll costs and director fees in 2022 and additional non-recurring professional costs related to the share consolidation process.”

	Second Quarter			First Six Months
	2022	2021	%	2022	2021	%

Net Income (Loss):
$ Thousands	$7,007	$(1,418)	-%	$4,551	$(1,946)	-%
$ per basic common share	$0.20	$(0.06)	-	$0.13	$(0.08)	-%
$ per diluted common share	$0.19	$(0.06)	-	$0.13	$(0.08)	-%

Capital Expenditures	$7,572	$61	-	$14,973	$90	-

Average Production (Boepd)	1,928	994	94%	1,493	1,007	48%
Average Price per Barrel	$92.02	$49.97	84%	$86.06	$47.70	80%
Average Netback from operations(2) per Barrel	$63.06	$30.30	108%	$58.11	$29.30	98%
Average Netback including commodity contracts(2) per Barrel	$53.66	$23.49	128%	$47.78	$24.14	98%

	June	March	December
	2022	2022	2021

Cash and Cash Equivalents	$2,889	$3,058	$7,316
Working Capital	$(2,030)	$(3,011)	$3,823

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Second Quarter 2022 versus Second Quarter 2021

Oil and gas gross revenues totaled $14,365,000 in the quarter versus $3,914,000 in the second quarter of 2021. Oil revenues increased $10,451,000 or 267% as average oil prices increased by $31.46 per barrel or 72% and oil production increased 114% to 1,439 boepd. Natural gas revenues increased $519,000 or 225% to $750,000 as average natural gas prices increased by $3.62/mcf or 127% to $6.48/mcf and natural gas production increased by 43% to 1,271 mcfpd. Natural gas liquids (NGLs) revenues increased $654,000 or 174% as average NGL prices increased 70% to $40.82/boe and NGL production increased by 61% to 277 boepd.

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Average production for the second quarter of 2022 was 1,928 BOEPD, an increase of 94% compared to the second quarter of 2021 average production of 994 BOEPD due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022.

Production and operating expenses increased to $1,364,000 in the second quarter of 2022, an increase of 71%. Operating expenses averaged $7.77 per BOE for the second quarter of 2022 compared to $8.81 per BOE for the same period in 2021. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices.

Depletion and depreciation expense increased $1,191,000 or 133% due to increased production and a higher PP&E balance after the reversal of previous impairment in the fourth quarter of 2021.

G&A expense increased $182,000 or 27% due to increases in payroll costs and director fees in 2022 and additional non-recurring professional costs related to the share consolidation process.

Share based compensation for the second quarter of 2022 was $32,000 compared to zero in the second quarter of 2021. The share based compensation was due to stock options awarded in January 2022.

Finance income increased $0.7 million in the second quarter of 2022 compared to the prior year quarter due to unrealized gains on commodity contracts in the second quarter of 2022.

Finance expense decreased $1.0 million in the second quarter of 2022 compared to the prior year quarter primarily due to unrealized losses on commodity contracts in 2021 partially offset by higher realized losses on commodity contracts in 2022.

FIRST SIX MONTHS 2022 HIGHLIGHTS

●	Average production for the first six months of 2022 was 1,493 BOEPD, an increase of 48% compared to the first six months 2021 average production of 1,007 BOEPD due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022
●	Adjusted funds flow(1) was $11.4 million in the first six months of 2022 compared to $3.0 million in the first six months of 2021, an increase of 280%. The increase was due to a 48% increase in production and an 80% increase in average prices partially offset by higher realized losses on commodity contracts
●	Revenue, net of royalties was $18.0 million in the first six months of 2022 compared to $6.8 million for first six months of 2021, an increase of 164%, as prices increased by 80% and production increased by 48%
●	Net income in the first six months of 2022 was $4.6 million, compared to a net loss of $1.9 million in the first six months of 2021. The increase was due to higher production and taxes partially offset by higher realized losses on commodity contracts
●	Average netback from operations(2) for the first six months of 2022 was $58.11/boe, an increase of 98% from the prior year period due to higher prices in 2022. Netback including commodity contracts(2) for the first six months of 2022 was $47.78/boe which was 98% higher than the prior year period
●	Production and operating expenses per barrel averaged $8.40 per BOE in the first six months of 2022 compared to $8.05 per BOE in the first six months of 2021, an increase of 4%. The increase was due to higher production taxes in the first six months of 2022 which were $4.16 per BOE compared to $2.46 per BOE in the prior year first six months. Operating expense per boe excluding production taxes for the first six months of 2022 decreased by 24% compared to the prior year period due to one-time field maintenance costs in 2021
●	Interest expense decreased by 6% in the first six months of 2022 compared to the same period in the prior year due to principal payments on the credit facility during the second half of 2021 and 2022 which reduced the outstanding loan balance

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(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Six Months of 2022 versus First Six Months of 2021

Oil and gas gross revenues totaled $20,544,000 in the first six months of 2022 versus $7,424,000 in the first six months of 2021. Oil revenues increased $13,120,000 or 177% as average oil prices increased by $45.47 per barrel or 76% and oil production increased by 57% to 1,078 boepd. Natural gas revenues increased $619,000 or 119% to $1,141,000 as average natural gas prices increased by $2.51/mcf or 78% to $5.74/mcf and natural gas production increased by 23% to 1,097 mcfpd. Natural gas liquids (NGLs) revenues increased $820,000 or 109% as average NGL prices increased 55% to $37.40/boe and NGL production increased by 35% to 232 boepd.

Average production for the first six months of 2022 was 1,493 boepd, an increase of 48% from the average production of 1,007 boepd in the same period of 2021. The increase was due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022.

Production and operating expenses per barrel averaged $8.40 per BOE in the first six months of 2022 compared to $8.05 per BOE in the first six months of 2021, an increase of 4%. The increase was due to higher production taxes in the first six months of 2022 which were $4.16 per BOE compared to $2.46 per BOE in the prior year first six months. Operating expense per boe excluding production taxes for the first six months of 2022 decreased by 24% compared to the prior year period due to one-time field maintenance costs in 2021.

Depletion and depreciation expense increased $1,421,000 or 79% due to increased production and a higher PP&E balance after the reversal of previous impairment in the fourth quarter of 2021.

G&A expense increased $105,000 or 7% due to increases in payroll costs and director fees in 2022 and additional non-recurring professional costs related to the share consolidation process.

Share based compensation for the first six months of 2022 was $157,000 compared to zero in the first six months of 2021. The share based compensation was due to stock options awarded in January 2022.

Finance expense increased $1.9 million in the first six months of 2022 compared to the prior year period primarily due to higher realized losses on commodity contracts in 2022.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

($000 except as noted)

	June 30	December 31
	2022	2021
Current Assets
Cash	$2,889	$7,316
Trade and other receivables	6,342	1,999
Other current assets	1,022	587
	10,253	9,902
Non-current assets
Property, plant and equipment	158,940	147,114

Total Assets	$169,193	$157,016

Current Liabilities
Trade and other payables	$8,310	$3,145
Current portion of loans and borrowings	-	1,000
Lease payable	6	43
Fair value of commodity contracts	3,967	1,891
	12,283	6,079

Non-current liabilities
Loans and borrowings	15,907	15,866
Asset retirement obligations	1,475	1,398
Fair value of commodity contracts	1,550	585
	18,932	17,849
Equity
Share capital	296,221	296,060
Contributed surplus	23,126	22,948
Deficit	(181,369)	(185,920)
Total Equity	137,978	133,088

Total Equity and Liabilities	$169,193	$157,016

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Second Quarter		First Six Months
	2022	2021	2022	2021

Oil and natural gas revenue, net	$12,428	$3,539	$17,975	$6,808
Other income	28	-	29	1
	12,456	3,539	18,004	6,809

Production and operating expenses	1,364	797	2,271	1,467
Depletion and depreciation expense	2,087	896	3,226	1,805
General and administrative expenses	844	662	1,530	1,425
Stock based compensation	32	-	157	-
Gain on forgiven loan	-	(303)	-	(303)
	4,327	2,052	7,184	4,394

Finance income	747	1	10	-
Finance expense	(1,869)	(2,906)	(6,279)	(4,361)

Net income (loss)	7,007	(1,418)	4,551	(1,946)
Net income (loss) per basic share	$0.20	$(0.06)	$0.13	$(0.08)
Net income (loss) per diluted share	$0.19	(0.06)	0.13	(0.08)

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KOLIBRI GLOBAL ENERGY

SECOND QUARTER 2022

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Second Quarter		First Six Months
	2022	2021	2022	2021
Oil revenue before royalties	$14,365	3,914	20,544	7,424
Gas revenue before royalties	750	231	1,141	522
NGL revenue before royalties	1,029	375	1,570	750
Oil and Gas revenue	16,144	4,520	23,255	8,696

Adjusted funds flow(1)	8,614	1,465	11,436	2,974
Additions to property, plant & equipment	7,572	61	14,973	90

Statistics:	2nd Quarter		First Six Months
	2022	2021	2022	2021
Average oil production (Bopd)	1,439	674	1,078	686
Average natural gas production (mcf/d)	1,271	889	1,097	893
Average NGL production (Boepd)	277	172	232	172
Average production (Boepd)	1,928	994	1,493	1,007
Average oil price ($/bbl)	$109.74	$63.77	$105.27	$59.80
Average natural gas price ($/mcf)	$6.48	$2.86	$5.74	$3.23
Average NGL price ($/bbl)	$40.82	$23.96	$37.40	$24.06

Average price (Boe)	$92.02	$49.97	$86.06	$47.70
Less: Royalties (Boe)	21.19	10.86	19.55	10.35
Less: Operating expenses (Boe)	7.77	8.81	8.40	8.05
Netback from operations(2) (Boe)	$63.06	$30.30	$58.11	$29.30
Price adjustment from commodity contracts (Boe)	(9.40)	(6.81)	(10.33)	(5.16)
Netback including commodity contracts(2) (Boe)	$53.66	$23.49	$47.78	$24.14

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and six months ended June 30, 2022 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted funds flow (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income (loss)	7,006	(1,418)	4,551	(1,946)

Adjustments:
Finance income	(746)	(1)	(10)	-
Finance expense	1,869	2,906	6,279	4,361
Share based compensation	32	-	157	-
General and administrative expenses	844	662	1,530	1,425
Depletion, depreciation and amortization	2,087	896	3,226	1,805
Impairment of PP&E	-	-	-	-
Other income	(28)	(303)	(29)	(304)
Operating netback	11,064	2,742	15,704	5,341

Netback from operations per BOE	63.06	30.30	58.11	29.30

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Adjusted funds flow is calculated as cash from operating activities excluding changes in non-cash operating working capital and interest expense. The Company considers this a key measure as it demonstrates its ability to generate funds from operations necessary for future growth excluding the impact from short-term fluctuations in the collection of accounts receivable and the payment of accounts payable and financing costs. The following is the reconciliation of the non-GAAP measure adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flow from continuing operations	8,314	1,649	9,557	3,013
Change in non-cash working capital	113	(379)	1494	(443)
Interest expense(a)	187	195	385	404

Adjusted funds flow	8,614	1,465	11,436	2,974

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected cash flow and adjusted funds flow, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

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Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QX (“OTCQX”) under the symbol “KGEIF”.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com